    As filed with the Securities and Exchange Commission on May 3, 1996
                                                 Registration No. 333-02253
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          ___________________________



                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          ___________________________

                                     NABI
              (Exact name of registrant as specified in charter)

          DELAWARE                                           59-1212264
(State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                       Identification No.)

                     5800 PARK OF COMMERCE BOULEVARD, N.W.
                           BOCA RATON, FLORIDA 33487
                                (407) 989-5800
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
                                 ____________

          ALFRED J. FERNANDEZ                               COPIES TO:
       SENIOR VICE PRESIDENT AND                 CONSTANTINE ALEXANDER, ESQUIRE
        CHIEF FINANCIAL OFFICER                  NUTTER, MCCLENNEN & FISH, LLP
                 NABI                                ONE INTERNATIONAL PLACE
 5800 PARK OF COMMERCE BOULEVARD, N.W.                BOSTON, MA 02110-2699
       BOCA RATON, FLORIDA 33487                          (617) 439-2000
            (407) 989-5800

           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                 ____________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If the Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                 ____________

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                       PROPOSED               PROPOSED
TITLE OF EACH CLASS OF                                 MAXIMUM                 MAXIMUM            AMOUNT OF
  SECURITIES TO BE           AMOUNT TO BE            OFFERING PRICE            AGGREGATE         REGISTRATION
     REGISTERED               REGISTERED             PER SHARE/(1)/        OFFERING PRICE/(1)/       FEE
- -------------------------------------------------------------------------------------------------------------
6 1/2% Convertible Sub-       $80,500,000               100%                 $80,500,000         $27,759/(2)/
ordinated Notes due 2003

Shares of Common Stock,
$.10 par value             5,750,000 shares/(3)/    Not applicable/(3)/   Not applicable/(3)/     None/(3)/
=============================================================================================================

/(1)/ Determined pursuant to Rule 457(i) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.

/(2)/  Previously paid.

/(3)/ Includes the number of shares of Common Stock required at the initial conversion price for conversion of the Notes being registered hereunder, together with such additional indeterminate number of shares as may become issuable upon conversion by reason of adjustments in the conversion price. No registration fee is required for Common Stock reserved for conversion, because such shares will be issued for no additional consideration.
                                 ____________

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                    $80,500,000 Aggregate Principal Amount
                6 1/2% Convertible Subordinated Notes due 2003

          5,750,000 Shares of Common Stock, par value $.10 per share

                                     NABI

     This Prospectus relates to the resale of $80,500,000 aggregate principal amount of 6 1/2% Convertible Subordinated Notes due 2003 (the "Notes") of NABI, a Delaware corporation (sometimes referred to herein as the "Company"), issued in private placements consummated on February 7 and March 6, 1996 (the "Debt Offering"), and the resale of up to 5,750,000 shares of the Common Stock, par value $.10 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of Notes by any holders of Notes that did not purchase the Notes under the Registration Statement (of which this Prospectus is a part). The Registration Statement (of which this Prospectus is a part) does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock. The Notes and such shares of Common Stock issued upon conversion of the Notes may be offered from time to time for the accounts of holders of Notes named herein (the "Selling Securityholders"). See "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. The Company will not receive any proceeds from the offering of the Notes or the shares of Common Stock issuable upon conversion thereof.

  The Notes will mature on February 1, 2003. The Notes are convertible at any time after May 5, 1996 (60 days following the latest date of original issuance thereof) and prior to maturity, unless previously redeemed or repurchased, into Common Stock of NABI, at a conversion price of $14 per share, subject to adjustment in certain events. See "Description of Notes--Conversion." The Company's Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "NABI." The closing price of the Company's Common Stock as reported on Nasdaq on April 1, 1996 was $12.56 per share.

     Interest on the Notes is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1996. Prior to February 4, 1999, the Notes are not redeemable at the option of the Company. Thereafter, the Notes are redeemable at the option of the Company, in whole or in part, at 100% of the principal amount thereof plus accrued and unpaid interest. See "Description of Notes--Optional Redemption by the Company." In the event of a Designated Event (as defined), each holder may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof plus accrued and unpaid interest. See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event." The Notes will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The Indenture contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company. At December 31, 1995, Senior Indebtedness was approximately $43.0 million. See "Description of Notes."

     All of the Notes were issued initially pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof or Regulation D thereunder and were transferred to the Selling Securityholders pursuant to Rule 144A(d)(4) and Regulation S under the Securities Act and to institutional accredited investors pursuant to Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Notes resold pursuant to the Registration Statement (of which this Prospectus is a part) will no longer be eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market.

     The Selling Securityholders, acting as principals for their own account, directly, through agents designated from time to time, or through brokers, dealers, agents or underwriters also to be designated, may sell all or a portion of the Notes or shares of Common Stock which may be offered hereby by them from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Securityholders from the sale of Notes and Common Stock which may be offered hereby by the Selling Securityholders will be the purchase price of such Notes or Common Stock less commissions, if any. For information concerning indemnification arrangements between the Company and the Selling Securityholders, see "Plan of Distribution."

     The Selling Securityholders and any brokers, dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company will not receive any of the proceeds from the sale of the Notes or Common Stock. The Company has agreed to bear certain expenses in connection with the registration and sale of the Notes and Common Stock being offered by the Selling Securityholders.

     The Company intends that the Registration Statement of which this Prospectus is a part will remain effective until March 5, 1999 (three years after the last date of original issuance of Notes) or such earlier date as of which such Registration Statement is no longer required for the transfer of the subject securities.

                           _________________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                           _________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                The date of this Prospectus is May 3, 1996.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES DESCRIBED HEREIN BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                                _______________

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
Available Information....................................................   4
Documents Incorporated by Reference......................................   4
Prospectus Summary.......................................................   6
Risk Factors.............................................................  10
Ratio of Earnings to Fixed Charges.......................................  23
Use of Proceeds..........................................................  23
Selling Securityholders..................................................  23
Plan of Distribution.....................................................  25
Description of Notes.....................................................  26
Description of Capital Stock.............................................  39
Certain Federal Income Tax Considerations................................  41
Legal Matters............................................................  44
Experts..................................................................  44
Interests of Named Experts and Counsel...................................  44

                                _______________


     NABI(R), WinRho SD(TM), H-BIG(R), HIV-IG(TM), HyperGAM+CF(TM), StaphVAX(TM), StaphGAM(TM), H-BIG IV(TM), CMV NeutraGAM(TM), QS-21 Stimulon(TM), H-CIG IV(TM), NeoGAM(TM), OmniGam(TM), NorMLCera-Plus(R), QC-HIV(R), ViroSure(TM) and QC-Hepatitis(TM) are trademarks that are either owned or licensed by the Company.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the United States Securities and Exchange Commission (the "Commission"). For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company's Common Stock is listed for trading on Nasdaq under the trading symbol "NABI." Reports, proxy statements and other information about the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") covering the shares of Common Stock and Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C. Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The Company hereby incorporates by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, its Current Report on Form 8-K dated January 22, 1996 and its Report on Form 10-C dated January 23, 1996.

     All reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to any termination of the offering of the shares of Common Stock and the Notes covered by this Prospectus are deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) will be provided without charge to each person who receives a copy of this Prospectus on written or oral request to NABI, 5800 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487, Attention: Investor Relations, or by telephone at (407) 989-5800.

                              PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporated by reference herein. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     NABI is a vertically integrated biopharmaceutical company that supplies human blood plasma and develops and commercializes therapeutic products for the prevention and treatment of infectious diseases and immunological disorders. NABI is one of the world's largest suppliers of source plasma and specialty plasma which are sold to pharmaceutical and diagnostic companies or used in NABI's proprietary products. NABI collects plasma from an extensive donor base through 78 collection centers in the United States and three collection centers in Germany. NABI also is developing a broad product line that includes two therapeutic products approved by the United States Food and Drug Administration (the "FDA") and 12 therapeutic products that are in development, including four products in clinical trials. NABI has completed construction, and has commenced validation, of a new biopharmaceutical manufacturing facility designed to process plasma into NABI's immunotherapeutic products. In addition, NABI manufactures and markets human blood plasma-based control products and diagnostic products and provides testing services on plasma and blood samples supplied by third parties.

     NABI historically has derived substantially all of its revenue from the collection and sale of source and specialty plasma. Source plasma is used by NABI's customers to manufacture products for the treatment of hemophilia, immune disorders, shock, trauma, surgery and burns. Specialty plasma contains a rich mixture of polyclonal antibodies produced by healthy donors naturally or in response to exposure to a virus or bacteria and is the critical raw material used by both NABI and its customers to manufacture certain immunotherapeutic products. In recent years, NABI has increased its collection, processing and sale of specialty plasma, which sells at higher prices and produces higher profit margins than source plasma.

     NABI is increasing its focus on developing and commercializing immunotherapeutic products that are produced from specialty plasma. NABI believes these immunotherapeutic products generally offer a number of clinical and commercial advantages, including well-documented safety, applicability to a wide spectrum of infections and conditions, the ability to treat a specific disease without interfering with the body's immune system and a greater likelihood of physician and market acceptance. NABI's plasma collection capabilities provide it with a consistent source of revenues and raw materials critical for the development and production of its immunotherapeutic products. NABI believes that its plasma collection capabilities, combined with its broad research and development and clinical and regulatory capabilities, experienced sales and marketing organization and new biopharmaceutical manufacturing facility, will enable it to become a leader in the development and marketing of plasma-based immunotherapeutic products. NABI's other immunotherapeutic products under development are vaccines to be used primarily as stimulating agents to produce its antibody-based products.

     NABI markets and sells H-BIG, a proprietary product which provides passive immunity to hepatitis B, and WinRho SD, a proprietary product for the treatment of immune thrombocytopenic purpura ("ITP") and the suppression of Rh isoimmunization. NABI's extensive development pipeline includes HIV-IG, a product intended to prevent the transmission of HIV/AIDS from HIV-positive mothers to their unborn offspring; HyperGAM+CF, a product intended to treat chronic Pseudomonas infections in cystic fibrosis patients which is being developed in collaboration with Genzyme Corporation ("Genzyme"); StaphGAM, a product intended to prevent Staphylococcus aureus infections (staph infections) in hospital patients; H-BIG IV, a product intended to treat hepatitis B reinfection in liver transplant patients; and CMV NeutraGAM, a product intended to treat cytomegalovirus ("CMV") in kidney transplant patients. NABI has an agreement with Chiron Corporation ("Chiron") pursuant to which Chiron has agreed to supply to NABI exclusively Chiron's CMV vaccine as an immunizing agent in humans to produce immunotherapeutic products. NABI also has options or rights of first negotiation for exclusive rights to 14 other Chiron vaccines for use in humans to produce immunotherapeutic products and access to Chiron's MF 59 for donor immunization. The lead product from this collaboration is expected to be CMV NeutraGAM.

     On November 29, 1995, Univax Biologics, Inc. ("Univax"), a publicly-traded biopharmaceutical company that developed and marketed products for the prevention and treatment of infectious diseases and their associated complications through the activation and targeting of the human immune system, was merged into NABI (the "Merger").

     The Company was incorporated in 1969 under the laws of the State of Delaware. The Company has its executive offices at 5800 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487.

                                 THE OFFERING

Securities Offered..............   $80,500,000 aggregate principal amount of 6
                                   1/2% Convertible Subordinated Notes due 2003
                                   (the "Notes") and/or 5,750,000 shares of Common Stock, $0.10 par value (the "Common
                                   Stock") issuable upon conversion of the
                                   Notes.

Note Interest Payment Dates.....   February 1 and August 1, beginning August 1,
                                   1996.

Maturity of Notes...............   February 1, 2003.

Conversion......................   The Notes are convertible into Common Stock
                                   of the Company at any time after May 5, 1996
                                   (60 days following the latest date of
                                   original issuance) through maturity, unless previously redeemed or repurchased, at a conversion price of $14 per share, subject to adjustment under certain conditions. See
                                   "Description of Notes--Conversion."

Optional Redemption.............   The Notes are not redeemable at the option of
                                   the Company prior to February 4, 1999.
                                   Thereafter, the Notes will be redeemable at the option of the Company, in whole or in part at any time, at 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. See
                                   "Description of Notes--Optional Redemption by the Company."

Repurchase at Option of Holders
  Upon a Designated Event.......   In the event of a Designated Event, each
                                   holder of Notes may require the Company to repurchase all or a portion of such holder's
                                   Notes at 100% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. See "Description of Notes--
                                   Repurchase at Option of Holders Upon a
                                   Designated Event."

Subordination...................   The Notes are subordinate to all existing and
                                   future Senior Indebtedness of the Company. As of December 31, 1995, the Company had approximately $43.0 million of Senior
                                   Indebtedness. The Indenture contains no
                                   limitations on the incurrence of additional
                                   Senior Indebtedness or other indebtedness by the

                                   Company. See "Description of Notes--
                                   Subordination."

Use of Proceeds.................   The Company will not receive any of the
                                   proceeds from the sale of the Notes or the Common Stock issuable upon conversion thereof.

Trading.........................   Prior to the resale thereof pursuant to this
                                   Prospectus, each of the Notes was eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages
                                   ("PORTAL") Market. Notes sold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL Market. The Common
                                   Stock is traded on Nasdaq under the symbol
                                   "NABI."

                                 RISK FACTORS

     In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating NABI and its business before purchasing the Notes or shares of Common Stock offered hereby.

UNCERTAINTY ASSOCIATED WITH RAPID EXPANSION OF IMMUNOTHERAPEUTIC EFFORTS

     Although NABI's objective has been to become a fully integrated developer, manufacturer and marketer of immunotherapeutic products, NABI's historic business primarily has been the collection and sale of plasma. Prior to the Merger with Univax, NABI had four immunotherapeutic products (three of which are under development). Two of these products (one of which is under development) were acquired from Abbott Laboratories ("Abbott"). The Merger accelerated this shift to immunotherapeutic products by adding 10 products (nine of which are under development) to NABI's product portfolio as well as a large research and development group and an expanded sales and marketing team. Independently, NABI has completed construction, and has begun validation, of a new biopharmaceutical manufacturing facility which is intended to enable NABI to manufacture for the first time on a commercial scale certain of its immunotherapeutic products. Although immunotherapeutic products offer higher margins than the collection and sale of plasma, these products require significant product development activities and expenditures, may not be successfully developed (or if successfully developed, may not be successfully commercialized), require rigorous manufacturing specifications and practices, and are exposed to significant competition and the uncertainty of technological change. The effect of these risks on NABI may be magnified by NABI's rapid expansion into the immunotherapeutics business. There can be no assurance that NABI's immunotherapeutic product activities will be successful, and to the extent they are not, NABI's business, financial condition and results of operations will be materially adversely affected.

IMPACT OF MERGER ON FINANCIAL RESULTS

     Historically, without giving effect to the Merger, NABI's operations generally were profitable. Although NABI believes that the Merger will enhance NABI's long-term profitability and product development efforts, the Merger will adversely affect NABI's profitability for the foreseeable future. The Merger was consummated as a pooling of interests for financial accounting purposes and, accordingly, the historical financial statements for both companies have been combined for all historical periods. The transaction and related costs of the Merger (approximately $6.0 million) were expensed in the fourth fiscal quarter of 1995. As a result of the pooling of interests accounting treatment, NABI reported a substantial loss for the fourth quarter and for 1995. On a combined basis, after giving effect to the Merger, NABI also has had significant net losses for the years ended December 31, 1993 and 1994. There can be no assurance that, in order to return to profitability in future periods, NABI will not be required to reduce research and development and other expenses associated with the development and commercialization of higher margin immunotherapeutic products. A significant reduction in such research, development and other expenses could have a material adverse effect on the development and commercialization of immunotherapeutic products currently under development and could have a material adverse effect on the ability of NABI to realize the anticipated long-term benefits of the Merger.

     NABI expects to incur significant expenses associated with its immunotherapeutic product development activities, including the cost of clinical trials relating to product development and marketing expenses relating to product introduction. Any revenues generated from products under development will not be realized for several years. Other material and unpredictable factors which could adversely affect operating results include: the uncertainty of clinical trial results; the uncertainty, timing and costs associated with product approvals and commercialization; the issuance and use of patents and proprietary technology by NABI or its competitors; the effect of technology and other business acquisitions or transactions; the increasing emphasis on controlling health care costs and potential legislation or regulation of health care prices; and actions by collaborators, customers and competitors.

UNCERTAINTY OF NEW PRODUCT DEVELOPMENT

     NABI's future success will depend on its ability to achieve scientific and technological advances and to translate such advances into commercially competitive products on a timely basis. NABI's immunotherapeutic products under development are at various stages of research and development, and substantial further development, preclinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. The proposed development schedules for these products may be affected by a variety of factors, including technological difficulties, proprietary technology of others, reliance on third parties and changes in government regulation, many of which factors are not within the control of NABI. Positive results for a product in a clinical trial do not necessarily assure that positive results will be obtained in future clinical trials or that government approval to commercialize the product will be obtained. In addition, any delay in the development, introduction or marketing of NABI's products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives. There can be no assurance that NABI's immunotherapeutic products under development will prove to be technologically feasible, commercially viable and able to obtain necessary regulatory approvals and licenses on a timely basis, if at all. The failure of NABI to successfully and timely develop and commercialize several of its immunotherapeutic products and obtain necessary regulatory approvals could have a material adverse effect on NABI's business, financial condition and results of operations.

LIMITED MARKETING EXPERIENCE WITH IMMUNOTHERAPEUTIC PRODUCTS

     NABI currently markets and sells two immunotherapeutic products: WinRho SD and H-BIG. No assurance can be given that the market for WinRho SD can be addressed effectively by NABI's current sales force and distribution network. NABI will lose its exclusive rights to market WinRho SD in the United States if it does not meet specific sales goals or pay specified amounts to Cangene Corporation, formerly Rh Pharmaceuticals, Inc. ("Cangene"). If NABI successfully develops additional immunotherapeutic products, significant additional expenditures, management resources and time may be required to develop a larger sales force, unless NABI elects to have a third party market any or all of such products. If NABI so elects, there can be no assurance that NABI will be able to find a partner on acceptable terms or at all, or that any such partner will be successful in its efforts. If NABI succeeds in bringing one or more products to market, it will compete with many other companies that currently have extensive and well-funded marketing and sales operations. There can be no assurance that NABI's marketing and sales efforts will be able to compete successfully against such other companies. The failure of NABI to effectively and efficiently market existing and new immunotherapeutic products or the loss of exclusive rights to market WinRho SD in the United States would have a material adverse effect on NABI's business, financial condition and results of operations.

UNCERTAINTY ASSOCIATED WITH INTEGRATION

     The Merger has created risks typically associated with the merger of two large independent organizations, including the possibility that the combined financial, research, personnel and other resources may not be adequate to deal with the needs of NABI following the Merger. To the extent any such resources are inadequate to deal with NABI's needs, NABI's business, financial condition and results of operations could be materially adversely affected.

UNCERTAINTY OF MARKET ACCEPTANCE

     One of NABI's existing immunotherapeutic products, WinRho SD, has been marketed in the United States only since mid-1995, and no assurance can be given that physicians, patients or third-party payors will accept and utilize this product to a significant extent. Further, there can be no assurance that, if approved for marketing, any of NABI's other products in development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of NABI's products and their potential advantages over existing treatment methods, the prices of such products, and reimbursement policies of government and third-party payors. The failure of WinRho SD or any immunotherapeutic product under development to gain market acceptance could have a material adverse effect on NABI's business, financial condition and results of operations.

FLUCTUATIONS IN PLASMA SUPPLY AND DEMAND

     The basic raw material essential to NABI's business is human blood plasma. NABI has historically derived substantially all of its revenues from the collection and sale of plasma components and will continue to depend on plasma revenues until such time, if ever, that the revenues generated by the manufacture and sale of immunotherapeutic products increase significantly. As a result of factors affecting both the demand for and supply of plasma, worldwide demand for human blood plasma has exceeded supply since 1991. The demand for plasma has increased primarily as a result of an increase in both the number and use of products which require plasma components for their manufacture. Concern over the safety of blood products, including plasma, has resulted in the adoption of more rigorous screening procedures by regulatory authorities and manufacturers of plasma-based products. These procedures, which include a more extensive investigation into a donor's background and new tests, have disqualified numerous potential donors and discouraged other donors who may be reluctant to undergo the screening procedures. Future changes in government regulation relating to the collection and use of plasma or any negative public perception about the plasma collection process could further adversely affect the number and type of available donors and, consequently, the overall plasma supply. Future fluctuations in the demand for or supply of plasma could have a material adverse effect on NABI's business, financial condition and results of operations.

GOVERNMENT REGULATION; UNCERTAINTY OF REGULATORY APPROVALS

     NABI's research, preclinical development, clinical trials, manufacturing and marketing of its products are subject to extensive regulation by numerous government authorities in the United States. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by several factors, including the severity of the disease, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials. The FDA also may require post-marketing surveillance to monitor potential adverse effects of the product. The regulatory process can be modified by Congress or the FDA in specific situations. Most of NABI's clinical trials are at a relatively early stage and, except for H-BIG and WinRho SD, no approval from the FDA or any other government agency for the manufacturing or marketing of any of its products under development has been granted. There can be no assurance that NABI will be able to obtain the necessary approvals for manufacturing or marketing of any of its products under development. Failure to obtain additional FDA approvals of products under development would have a material adverse effect on NABI's business, financial condition and results of operations. If approved, failure to comply with applicable regulatory requirements could, among other things, result in fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

  Among the requirements for product license approval is the requirement that the prospective manufacturer's methods conform to the FDA's current Good Manufacturing Practice regulations, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

     Distribution of NABI's products outside the United States is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. There can be no assurance that NABI will obtain regulatory approvals in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In addition, the export by NABI of certain of its products which have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on NABI's business, financial condition and results of operations.

     NABI's United States plasma collection, storage, labeling and distribution activities also are subject to strict regulation and licensing by the FDA. NABI's plasma collection centers in the United States are subject to periodic inspection by the FDA, and from time to time NABI receives notices of deficiencies from the FDA as a result of such inspections. The failure of NABI or its plasma collection centers to continue to meet regulatory standards or to remedy any such deficiencies could result in corrective action by the FDA, including closure of one or more collection centers and fines or penalties. In addition, before new plasma collection centers are opened, the collection centers and their procedures and personnel must meet certain regulatory standards to obtain necessary licenses. New regulations may be enacted and existing regulations or their interpretation or enforcement are subject to change. Therefore, there can be no assurance that NABI will be able to continue to comply with any regulations or that the costs of such compliance will not have a material adverse effect on NABI's business, financial condition and results of operations.

     The current process for producing H-BIG does not contain a viral inactivation step. Consequently, the FDA requires lots of H-BIG to be tested for viral contamination before the lots can be released for commercial sale. To date, there is no commonly accepted test to determine the presence of such contamination, and different tests may produce different results. Although NABI believes that H-BIG poses no significant risk of viral contamination, and has each lot of H-BIG independently tested to determine safety, rejection of lots of H-BIG by the FDA or delay by the FDA in the release of lots for commercial sale could have a material adverse effect on NABI's business, financial condition and results of operation. NABI is pursuing the development of a manufacturing process for H-BIG which includes viral inactivation. There can be no assurance that NABI will be successful in these efforts.

     NABI has received permission from the FDA to conduct donor stimulation programs using the HyperGAM+CF immunizing agent and the staph A immunizing agent. No assurance can be given, however, that the FDA will permit NABI to begin donor stimulation using other immunizing agents before obtaining regulatory approval of the immunizing agents as vaccine products. If the FDA were to require NABI to secure such regulatory approvals for the immunizing agents to be used in donor stimulation before commencing clinical trials on the immunotherapeutic products to be produced using such immunizing agents, the overall regulatory approval process for NABI's immunotherapeutic products would be significantly delayed, which could have a material adverse effect on NABI's business, financial condition and results of operations.

DEPENDENCE UPON THIRD PARTIES TO MANUFACTURE PRODUCTS

     Although NABI collects and supplies the specialty plasma necessary for the manufacture of H-BIG, at the present time it is dependent on a single manufacturer to process this raw material for H-BIG and on Abbott to formulate and package the product. NABI's contract with the manufacturer will expire in 1996. Abbott may terminate its formulation and packaging activities on 30 days' notice, and Abbott has advised NABI that it expects to discontinue these activities during 1996. In August 1995, NABI entered into an agreement with the Michigan Biologic Products Institute (formerly Michigan Department of Public Health) ("MBPI") pursuant to which MBPI, subject to receiving FDA approval, will also process, formulate and package quantities of the raw material for H-BIG. NABI anticipates receiving product from MBPI by mid-1996, although there can be no assurance that product will be available at that time. After NABI begins to receive product from MBPI, NABI anticipates that it will terminate production, formulation and packaging of the product with Abbott and its manufacturer and that MBPI will become NABI's sole producer of H-BIG. NABI's agreement with MBPI has a five-year term commencing upon the date MBPI receives FDA approval, although either party may terminate the agreement upon 12 months' notice. NABI is required to purchase its requirements of WinRho SD from Cangene, which has granted to NABI exclusive marketing rights to the product in the United States. NABI does not have manufacturing rights for WinRho SD. The failure by any of NABI's current or future manufacturers to meet NABI's needs for products or delays in the receipt of deliveries could have a material adverse effect on NABI's business, financial condition and results of operations. NABI has constructed a biopharmaceutical manufacturing facility which is designed to allow NABI to formulate, process and package H-BIG. Although NABI has commenced validation of this facility, because the facility will require complete validation and licensure by the FDA, NABI does not anticipate that the facility will be able to produce H-BIG for commercial sale until 1998. Moreover, manufacturing products at a single site may present risks if a disaster (such as a fire or hurricane) causes interruption of manufacturing capability. In such an event, NABI will have to resort to alternative sources of manufacturing which could increase its costs as well as result in significant delays while required regulatory approvals are obtained. Any such delays or increased costs could have a material adverse effect on NABI's business, financial condition and results of operations.

LIMITED MANUFACTURING CAPABILITY AND EXPERIENCE

     NABI has completed construction and has commenced validation of a new biopharmaceutical manufacturing facility in Boca Raton, Florida. NABI anticipates that it will validate in 1996 and receive FDA licensure for this facility in 1998. No assurance can be given that NABI will be able to validate and obtain such licensure. Failure to validate and obtain such licensure on a timely basis or at all would have a material adverse effect on NABI's business, financial condition and results of operations. The new facility is designed to process specialty plasma into NABI's immunotherapeutic products. However, NABI has not previously owned or operated such a facility and has no direct experience in commercial, large-scale manufacturing of immunotherapeutic products. The failure of NABI to successfully operate its new manufacturing facility would have a material adverse effect on NABI's business, financial condition and results of operations.

POTENTIAL ADVERSE EFFECT OF LITIGATION

     NABI is currently one of several defendants in numerous suits generally based upon claims that the plaintiffs became infected with HIV as a result of using HIV-contaminated products made by various defendants other than NABI or as a result of family relations with those so infected. These suits allege, among other things, that NABI or its predecessors supplied HIV-contaminated plasma to the defendants who produced the products in question. One of the suits purports to be a class action. NABI denies all claims made against it and intends to vigorously defend the cases. No assurance can be given that additional lawsuits relating to infection with HIV will not be brought against NABI by persons who have become infected with HIV or plasma fractionators or that cross-complaints will not be filed in existing lawsuits. In addition, there can be no assurance that lawsuits based on other causes of action will not be filed or that NABI will be successful in the defense of any or all existing or potential future lawsuits. Defense of suits can be expensive and time-consuming, regardless of the outcome, and an adverse result in one or more suits, particularly those related to HIV, could have a material adverse effect on NABI's business, financial condition and results of operations.

RISK OF PRODUCT LIABILITY; LIMITED INSURANCE

     The processing and sale of NABI's plasma and plasma-based products, including immunotherapeutic products, involve a risk of product liability claims, and NABI currently is a party to litigation involving such claims. In addition, there can be no assurance that infectious diseases will not be transmitted by NABI's products and therefore create additional product liability claims. Product liability insurance for the biopharmaceutical industry generally is expensive to the extent it is available at all. While NABI currently maintains product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that it will be able to secure increased coverage if the commercialization of its products progresses. Moreover, there can be no assurance that the existing coverage of NABI's insurance policy and/or any rights of indemnification and contribution that NABI may have will offset existing or future claims. A successful claim against NABI with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on NABI's business, financial condition and results of operations.

DEPENDENCE ON STRATEGIC ALLIANCES

     NABI currently has strategic alliances with Cangene, Genzyme, Chiron and others for the manufacturing, development, marketing and sale of immunotherapeutic products. NABI intends to pursue strategic alliances with third parties for the development, marketing and sale of certain of its other immunotherapeutic products. No assurance can be given that NABI will be successful in these efforts or, if successful, that the collaborators will conduct their activities in a timely manner. Certain of NABI's collaborators, including Genzyme and Chiron, have the right to terminate their collaborative agreements with NABI. If any of NABI's existing or future collaborative partners breach or terminate their agreements with NABI or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of products could be delayed, and NABI may be required to devote significant additional resources to product development and commercialization, or terminate certain development programs. Failure to enter into successful strategic alliances or the termination of existing alliances could have a material adverse effect on NABI's business, financial condition and results of operations. In addition, there can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and NABI could lead to delays in the collaborative research, development or commercialization of certain products or could require or result in litigation or arbitration, which would be time-consuming and expensive, and could have a material adverse effect on NABI's business, financial condition and results of operations.

     NABI's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. Competing products, either developed by the collaborative partners or to which the collaborative partners have rights, may result in those partners' withdrawal of support with respect to certain of NABI's products, which could have a material adverse effect on NABI's business, financial condition and results of operations.

FOREIGN RESTRICTIONS ON IMPORTATION OF PLASMA

     Export sales of plasma for the 1993, 1994 and 1995 fiscal years represented approximately 48%, 36% and 35%, respectively, of NABI's consolidated sales for those periods. NABI's export sales primarily are to European customers. Concern over blood safety has led to movements in a number of European and other countries to restrict the importation of plasma and plasma components collected outside such countries' borders or, in the case of certain European countries, outside Europe. NABI believes that, to date, these efforts have not led to any meaningful restriction on the importation of plasma and plasma components and have not adversely affected NABI. Such restrictions, however, continue to be debated and there can be no assurance that such restrictions will not be imposed in the future. If imposed, such restrictions could have a material adverse effect on the demand for NABI's plasma and on NABI's business, financial condition and results of operations.

UNCERTAINTY OF LEGAL PROTECTION AFFORDED BY PATENTS AND PROPRIETARY RIGHTS

     The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions. There can be no assurance that existing patent applications will mature into issued patents, that NABI will be able to obtain additional licenses to patents of others or that NABI will be able to develop additional patentable technology of its own. Because patent applications in the United States are not disclosed by the Patent and Trademark Office until patents issue, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, NABI cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurances that any patents issued to NABI will provide it with competitive advantages or will not be challenged by others. Furthermore, there can be no assurance that others will not independently develop similar products, or, if patents are issued to NABI, design around such patents.

     A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents relating to products or processes competitive with or similar to those of NABI. Some of these applications or patents may conflict in certain respects with claims made under NABI's applications. Such a conflict could result in a significant reduction of the coverage of NABI's patents, if issued. In addition, if patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, NABI may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that NABI will be able to obtain any such licenses on commercially favorable terms, if at all. NABI's failure to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on NABI's business, financial condition and results of operations. Litigation, which could result in substantial cost to NABI, may also be necessary to enforce any patents issued to NABI or to determine the scope and validity of third-party proprietary rights.

     NABI has been notified by the European Patent Office that NABI has been allowed a patent for HIV-IG, giving NABI commercial protection in 12 European countries until the year 2008. NABI also has patents for HIV-IG in Australia and New Zealand, and has patent applications for HIV-IG pending in various other foreign countries. NABI jointly owns these HIV-IG patents and applications with the University of Minnesota, which is entitled to practice the technology contained in HIV-IG and sell HIV-IG product to the same extent as NABI. NABI has no pending patent application for HIV-IG in the United States. An unrelated third party which currently holds a United States patent may claim that its patent is infringed by HIV-IG. If such patent withstands any challenge by NABI or others, NABI will be required to obtain a license from the patent holder in order to market HIV-IG in the United States. While NABI believes that, if necessary, it will be able to obtain such a license on commercially acceptable terms, there can be no assurance that NABI will be successful.

     NABI also relies on secrecy to protect its technology, especially where patent protection is not believed to be appropriate or obtainable. NABI maintains strict controls and procedures regarding access to and use of its proprietary technology and processes. However, there can be no assurance that these controls or procedures will not be violated, that NABI would have adequate remedies for any violation, or that NABI's trade secrets will not otherwise become known or be independently discovered by competitors.

UNCERTAINTY OF ORPHAN DRUG DESIGNATION

     Under the Orphan Drug Act, the FDA may designate a product or products as having Orphan Drug status to treat a "rare disease or condition," which currently is defined as a disease or condition that affects populations of less than 200,000 individuals in the United States, or, if victims of a disease number more than 200,000, for which the sponsor establishes that it does not realistically anticipate its product sales in the United States will be sufficient to recover its costs. If a product is designated an Orphan Drug, then the sponsor is entitled to receive certain incentives to undertake the development and marketing of the product. In addition, the sponsor that obtains the first marketing approval for a designated Orphan Drug for a given indication effectively has marketing exclusivity for a period of seven years. There may be multiple designations of Orphan Drug status for a given drug and for different indications. However, only the sponsor of the first approved product license application ("PLA") for a given drug for its use in treating a given rare disease may receive marketing exclusivity. While it may be advantageous to obtain Orphan Drug status for eligible products, there can be no assurance that the precise scope of protection that is currently afforded by Orphan Drug status will be available in the future or that the current level of exclusivity will remain in effect. Recently, Congress has considered legislation that would amend the Orphan Drug Act to limit the scope of marketing exclusivity granted to Orphan Drug products. WinRho SD has received Orphan Drug marketing exclusivity for the treatment of ITP (and has obtained Orphan Drug status for certain other indications) and certain other of NABI's products under development have Orphan Drug status. There can be no assurance that NABI will succeed in obtaining Orphan Drug marketing exclusivity for products that have Orphan Drug status or that Orphan Drug marketing exclusivity with respect to WinRho SD or other products, if obtained, will be of material benefit to NABI. Furthermore, another manufacturer could obtain an Orphan Drug designation as well as approval for the same product for a different indication or a different product for the same indication.

INTENSE COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

     Competition in the development of biopharmaceutical products is intense, both from biotechnology and pharmaceutical companies, and is expected to increase. Many of NABI's competitors have greater financial resources and larger research and development staffs than NABI, as well as substantially greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. Competition with these companies involves not only product development, but also acquisition of products and technologies from universities and other institutions. NABI also competes with universities and other institutions in the development of immunotherapeutic products, technologies and processes and for qualified scientific personnel. There can be no assurance that NABI's competitors will not succeed in developing technologies and products that are more effective or affordable than those being developed by NABI. In addition, one or more of NABI's competitors may achieve product commercialization of or patent protection for competitive products earlier than NABI, which would preclude or substantially limit sales of the Company's products. Further, several companies are attempting to develop and market products to treat certain diseases based upon technology which would lessen or eliminate the need for human blood plasma. The successful development and commercialization by any competitor of NABI of any such product could have a material adverse effect on NABI's business, financial condition and results of operations.

     NABI competes for plasma donors with pharmaceutical companies which may obtain plasma for their own use, other commercial plasma collection companies and non-profit organizations such as the American Red Cross and community blood banks which solicit the donation of blood. A number of these competitors have access to greater financial, marketing and other resources than NABI. NABI competes for donors by means of offering financial incentives to donors to compensate them for their time and inconvenience, providing outstanding customer service to its donors, implementing programs designed to attract donors through education as to the uses for collected plasma, encouraging groups to have their members become plasma donors and improving the attractiveness of NABI's plasma collection facilities. NABI also competes with other independent plasma suppliers that sell plasma principally to pharmaceutical companies that process plasma into finished products. If NABI is unable to maintain and expand its donor base, its business, financial condition and results of operations will be materially and adversely affected.

DEPENDENCE ON SMALL NUMBER OF CUSTOMERS FOR PLASMA SALES

     NABI sells its source and specialty plasma to approximately 20 pharmaceutical and diagnostic product manufacturers. These customers constitute most of the worldwide purchasers of human blood plasma. During the 1993, 1994 and 1995 fiscal years, plasma sales to customers purchasing more than 10% of NABI's consolidated sales (which did not exceed four customers in any such period), accounted for approximately 34%, 48% and 46%, respectively, of NABI's consolidated sales for each period. The loss of any major customer or a material reduction in a major customer's purchases of plasma could have a material adverse effect upon NABI's business, financial condition and results of operations.

UNCERTAINTY OF PRODUCT PRICING AND REIMBURSEMENT

     NABI's ability to commercialize its immunotherapeutic products and related treatments will be dependent in part upon the availability of, and NABI's ability to obtain, adequate levels of reimbursement from government health administration authorities, private health care insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available, if at all. Inadequate levels of reimbursement may prohibit NABI from maintaining price levels sufficient for realization of an adequate return on its investment in developing new immunotherapeutic products and could result in the termination of production of otherwise commercially viable products. Government and other third-party payors are increasingly attempting to contain health care costs by limiting both the coverage and level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for disease indications for which the FDA has not granted marketing approval. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for NABI's products. The cost containment measures that health care providers are instituting and the impact of any health care reform could have an adverse effect on NABI's ability to sell its products and may have a material adverse effect on NABI's business, financial condition and results of operations.

     There can be no assurance that reimbursement in the United States or foreign countries will be available for NABI's products, or, if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, NABI's products. The unavailability of third-party reimbursement or the inadequacy of the reimbursement for medical procedures using NABI's products could have a material adverse effect on NABI's business, financial condition and results of operations. Moreover, NABI is unable to forecast what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on NABI's business.

     Most of NABI's plasma sales are made pursuant to contracts having terms ranging from one to five years. These contracts generally provide for annual pricing renegotiations. Once established, the pricing generally remains fixed for the year subject to price changes to reflect changes in customer specifications or price adjustments to compensate NABI for increased costs associated with new governmental testing requirements. As a result, NABI's business, financial condition and results of operations would be adversely affected if, due to changes in government regulation or other factors, its costs of collecting and selling plasma rise during a given year and NABI is not able to pass on the increased costs until the next annual pricing renegotiation.

SUBORDINATION

     The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of NABI. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of NABI, or payment default on Senior Indebtedness, the assets of NABI will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by NABI, and the incurrence of additional indebtedness and other liabilities by NABI could adversely affect NABI's ability to pay its obligations on the Notes. As of December 31, 1995, NABI had approximately $43.0 million of outstanding indebtedness which would have constituted Senior Indebtedness. NABI anticipates that from time to time it will incur additional indebtedness, including Senior Indebtedness. Moreover, the cash flow and consequent ability of NABI to service debt, including the Notes, may become dependent in part upon the earnings from the business conducted by NABI through its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries to NABI. See "Description of Notes--Subordination."

LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT

     In the event of a Designated Event, each holder may require NABI to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. If a Designated Event were to occur, there can be no assurance that NABI would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. NABI's repurchase of Notes, absent a waiver, would constitute a default under the terms of NABI's credit facility. In addition, NABI's repurchase of Notes as a result of the occurrence of a Designated Event may be prohibited or limited by the subordination provisions applicable to the Notes, or be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings which constitute Senior Indebtedness as may be entered into, amended, supplemented or replaced from time to time. Failure of NABI to repurchase Notes at the option of the holder upon a Designated Event would result in an Event of Default under the Indenture. The Notes may not be repurchased at the option of holders following a Designated Event if there has occurred and is continuing an Event of Default (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date). See "Description of Notes--Repurchase at Option of Holders Upon a Designated Event."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     Prior to this offering, there has been no public trading market for the Notes. Prior to the resale thereof pursuant to this Prospectus, each of the Notes was eligible for trading in the PORTAL Market. Notes sold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL Market. There can be no assurance that any public market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be adversely affected.

POSSIBLE VOLATILITY OF NOTES AND STOCK PRICE

     The market prices for securities of biotechnology companies have been volatile. Announcements of clinical trial results or technological innovations for new commercial products by NABI or its competitors, developments concerning proprietary rights, public concern as to the safety or ethics of biotechnology, and economic or other external factors may have a significant impact on NABI's business and on the market price of the Notes and the shares of Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Notes and the Common Stock. As a result of the Merger, NABI's stock price may become more volatile.

ANTI-TAKEOVER PROVISIONS

     NABI's Certificate of Incorporation includes provisions that may discourage or prevent certain types of transactions involving an actual or potential change in control of NABI, including transactions in which the stockholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. For example, NABI's Restated Certificate of Incorporation enables the Board of Directors to fix the rights and preferences of and to issue shares of preferred stock. The Board of Directors could avail itself of this authority to discourage or to prevent certain types of transactions involving an actual or potential change of control of NABI, which could have an adverse effect on the price of the Common Stock. In addition, NABI's Certificate of Incorporation and
Section 203 of the Delaware General Corporation Law (the "DGCL") each have differing provisions which prohibit NABI from engaging in certain business combinations with interested stockholders unless special supermajority stockholder votes are obtained. These provisions may have the effect of delaying or preventing a change in control of NABI and therefore could adversely affect the price of the Common Stock. See "Description of Capital Stock."


                      RATIO OF EARNINGS TO FIXED CHARGES

  For purposes of computing the ratio of earnings to fixed charges, earnings include earnings before income taxes, amortization of deferred debt acquisition costs and interest expense, including that portion of rental expense attributed to interest costs. Fixed charges consist of amortization of deferred debt acquisition costs, interest expense, including that portion of rental expense attributable to interest costs and interest capitalized during the period. NABI's earnings were inadequate to cover its fixed charges for the years ended December 31, 1991, 1992, 1993, 1994 and 1995. For these years, the deficiencies of earnings to fixed charges were approximately $1.3 million, $13.6 million, $14.9 million, $7.5 million and $11.8 million, respectively.



                                USE OF PROCEEDS

     The Notes and the shares of Common Stock offered by the Selling Securityholders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.


                            SELLING SECURITYHOLDERS

     The following table sets forth information concerning the principal amount of Notes beneficially owned by each Selling Securityholder and the number of shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares") which may be offered from time to time pursuant to this Prospectus. Other than their ownership of NABI's securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years, other than Raymond James & Associates, Inc., which during such period has acted as an Initial Purchaser (as defined herein with respect to the Notes), financial advisor and underwriter for the Company. The table has been prepared based upon the information furnished to the Company by State Street Bank and Trust Company, as trustee (the "Trustee") for the Notes, by the Depository Trust Company and by or on behalf of the Selling Securityholders.

                                                                 Principal
                                                                 Amount of
                                                                   Notes                       Number of
                                                               Beneficially                   Conversion      Percentage
                                                                   Owned        Percentage      Shares        of Common
                                                                 That May        of Notes      That May         Stock
Name(1)                                                         Be Sold(1)     Outstanding    Be Sold(2)    Outstanding(3)
- -------                                                         ----------     -----------    ----------    --------------
Alpine Associates                                               $4,235,000         5.3%         302,500         *
Bank of New York                                                11,060,000        13.7          790,000         2.2%
Bankers Trust Co.                                               10,820,000        13.4          772,857         2.2
Bear Stearns Securities Corp.                                    5,450,000         6.8          389,285         1.1
Bank of Bermuda                                                    250,000         *             17,857         *
Bank of America Personal Trust                                     200,000         *             14,285         *
Boatmen's Trust Company                                            150,000         *             10,714         *
Boston Safe Deposit & Trust Co.                                 11,895,000        14.8          849,642         2.4
Brown Brothers Harriman & Co.                                      750,000         *             53,571         *
CFW-C, L. P.                                                     2,500,000         3.1          178,571         *
Chase Manhattan Bank                                               160,000         *             11,428         *
Chemical Bank                                                      200,000         *             14,285         *
Custodial Trust Co.                                              5,000,000         6.2          357,142         1.0
First Interstate Bank of California                              2,600,000         3.2          185,714         *
Fleet Bank of Massachusetts                                        100,000         *              7,142         *
First National Bank of Boston                                      135,000         *              9,642         *
First National Bank of Maryland                                    155,000         *             11,071         *
Harris Trust and Savings Bank                                    1,540,000         1.9          110,000         *
Lehman Brothers International (Europe) - Prime Broker (LBI)        250,000         *             17,857         *
Mercantile Safe Deposit and Trust Company                        3,250,000         4.0          232,142         *
Merrill Lynch Debt Securities                                      500,000         *             35,714         *
Morgan (JP) Securities Inc.                                        100,000         *              7,142         *
NBD Bank, NA                                                     1,145,000         1.4           81,785         *
Nomura International Trust Company Incorporated                    250,000         *             17,857         *
Northern Trust - Trust                                           1,365,000         1.7           97,500         *
PNC National Association                                         1,020,000         1.3           72,857         *
Raymond James & Associates, Inc.                                    50,000         *              3,571         *
Sanwa Bank                                                       1,775,000         2.2          126,785         *
SBC Capital Markets, Inc.                                          700,000         *             50,000         *
State Street Bank and Trust Company - Custodian                 12,635,000        15.7          902,500         2.6
Wachovia Bank North Carolina                                       260,000         *             18,571         *

______________________
*Less than 1%.

(1) The information set forth herein is as of April 29, 1996 and will be updated as required.
(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of $14.00 in principal amount of Notes per share of Common Stock. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Based upon the 34,352,461 shares of Common Stock outstanding as of April 29, 1996, treating as outstanding the number of Conversion Shares shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes but not assuming the conversion of the Notes of any other holder.

     The information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. In addition, the per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances as specified in the Indenture. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion of the Notes may change. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $80,500,000, which may be converted into 5,750,000 shares of Common Stock.

     Because the Selling Securityholders may offer all or some of the Notes and shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and to the Company's knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or shares of Common Stock that may be held by the Selling Securityholders after completion of this offering, no estimate can be given as to the principal amount of Notes or shares of Common Stock that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution."


                             PLAN OF DISTRIBUTION

     The Selling Securityholders may sell all or a portion of the Notes and shares of Common Stock beneficially owned by them and which may be offered hereby from time to time on any exchange or market on which the securities are listed or quoted, as applicable, on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or shares of Common Stock which may be offered hereby and beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or shares of Common Stock for whom they may act as agent. Such dealers may include the Initial Purchasers (as defined) of the Notes, which may perform investment banking or other services for or engage in other transactions with the Company from time to time in the future.

     To the extent required, the aggregate principal amount of Notes and number of shares of Common Stock to be sold hereby, the names of the Selling Securityholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or shares of Common Stock offered by them hereby will be the purchase price of such Notes or shares of Common Stock less discounts and commissions, if any.

     The Notes and the shares of Common Stock which may be offered hereby may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     The outstanding Common Stock is listed for trading on Nasdaq, and the shares of Common Stock issuable upon conversion of the Notes have been authorized for listing on Nasdaq. There is no assurance as to the development or liquidity of any trading market that may develop for the Notes.

     In order to comply with the securities laws of certain states, if applicable, the Notes and shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and shares of Common Stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and compliance with same is effected.

     The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company and the Selling Securityholders have agreed to indemnify each other against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Common Stock offered hereby by the Selling Securityholders to the public, other than selling commissions and fees.

     The Registration Statement does not cover the issuance of shares of Common Stock upon conversion of the Notes into shares of Common Stock.


                             DESCRIPTION OF NOTES

     The Notes initially were issued under an indenture dated as of February 1, 1996 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those stated in the Registration Rights Agreement (the "Registration Rights Agreement") entered into as of February 1, 1996 between the Company and the initial purchasers named therein (the "Initial Purchasers"). The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. Copies of the Indenture, form of Note and Registration Rights Agreement are available from the Company upon request. As used in this Description of Notes, the "Company" refers only to NABI and does not, unless the context otherwise indicates, include any of its subsidiaries.

GENERAL

     The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination," and convertible into Common Stock as described under "--Conversion." The Notes will be limited to $80,500,000 aggregate principal amount, will be issued in fully registered form only in denominations of $1,000 or any multiple thereof and will mature on February 1, 2003, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event (as defined).

     The Notes will bear interest from February 7, 1996 at the annual rate set forth on the cover page hereof, payable semiannually on February 1 and August 1 commencing on August 1, 1996, to holders of record at the close of business on the preceding January 15 and July 15, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Designated Event on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased) or converted after the record date and before the next succeeding interest payment date except to the extent that at the time such Note or portion thereof is submitted for conversion, such Note or portion thereof was required to be accompanied by funds equal to interest payable on such succeeding interest payment date on the principal amount so converted; see "--Conversion" below). Interest may, at the Company's option, be paid by check mailed to such holders; provided that a holder of Notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained by the Company for such purposes in New York, New York, which shall initially be an office or agency of the Trustee.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the limited extent described under "-- Repurchase at Option of Holders Upon a Designated Event" below.

CONVERSION

     The holders of Notes will be entitled at any time after May 5, 1996 (60 days following the latest date of original issuance thereof) through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price of $14 per share of Common Stock, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to (but excluding) the next succeeding interest payment date, such Notes, other than Notes called for redemption during such period, must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an interest payment date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price.

     The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The initial conversion price of $14 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidence of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

     The Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation, merger, or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations." The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the option of the Company prior to February 4, 1999. At any time on or after that date the Notes may be redeemed at the Company's option on at least 20 but not more than 60 days' notice, as a whole or from time to time in part, at 100% of the principal amount thereof, together with accrued interest to (but excluding) the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

     No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

     The Indenture provides that if a Designated Event (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount of the Notes, together with accrued interest, if any, to (but excluding) the repurchase date (the "repurchase price").

     Within 15 calendar days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in the city of New York. To exercise the repurchase right, a holder of such Notes must deliver, on or before the 40th day after the Company Notice, written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer.

     "Designated Event" means a Change in Control (as defined below) or a Termination of Trading (as defined below).

     "Change in Control" means an event or series of events as a result of which
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"); (ii) approval by stockholders of the Company of any plan or proposal for the liquidation, dissolution or winding up of the Company; (iii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; or
(iv) any time Continuing Directors (as defined below) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) in the case of a merger or consolidation, at least 90% of the consideration (excluding cash payments for fractional shares) in such merger or consolidation constituting the Change in Control consists of common stock traded on a United States national securities exchange or quoted on Nasdaq (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) and as a result of such transaction or transactions such Notes become convertible solely into such common stock.

     "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on February 7, 1996 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office.)

     No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, as to whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

     A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed or trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, a change in control of the Company or other transactions involving the Company that may adversely affect holders.

     The Company's ability to repurchase Notes upon the occurrence of a Designated Event is subject to limitations. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from repurchasing any Notes and also identify certain events that would constitute Designated Events, as well as certain other change in control events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination" below. No Notes may be repurchased at the option of holders upon a Designated Event if there has occurred and is continuing an Event of Default described under "--Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

     Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction.

     The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Change in Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all of the Notes at the repurchase date. Consequently, the right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

SUBORDINATION

     The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined). During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal of, or premium, if any, or interest on the Notes (including, but not limited to, the redemption price or repurchase price with respect to the Notes) shall be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness.

     By reason of the subordination, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default under the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) all indebtedness of the Company for money borrowed or evidenced by notes, debentures, bonds or other securities (including, but not limited to, those which are convertible or exchangeable for securities of the Company); (b) all indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto); (c) all indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements; (d) all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to the Company; (e) all obligations of the Company under leases required or permitted to be capitalized under generally accepted accounting principles; (f) all indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d) or (e) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; and
(g) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e) or (f); unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not superior to, or is pari passu with, the Notes; provided that Senior Indebtedness shall not include (i) any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company or (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

     The Notes are obligations exclusively of the Company. Although the Company does not currently have significant operations through its subsidiaries, to the extent the Company were to commence conducting certain operations or increase the level of existing operations through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company would be partially dependent upon the earnings of any such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries would be separate and distinct legal entities, and would have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by any such subsidiaries could be subject to statutory or contractual restrictions, and could be contingent upon the earnings of those subsidiaries and subject to various business considerations.

     Any right of the Company to receive assets of subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of December 31, 1995, the Company had approximately $43.0 million of indebtedness outstanding that constituted Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of, or premium, if any, on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture);
(ii) default for 30 days in payment of any installment of interest on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture); (iii) default by the Company for 45 days after notice given in accordance with the Indenture in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the repurchase price in respect of the Note on the repurchase date therefor (whether or not such payment is prohibited by the subordination provisions of the Indenture); (v) failure to provide timely notice of a Designated Event; (vi) failure of the Company or any Significant Subsidiary (as defined in the Indenture) to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (which term as used in the Indenture means obligations (other than non-recourse obligations) of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money or evidenced by bonds, notes or similar instruments) in an amount in excess of $10,000,000 and continuance of such failure for 30 days after notice given in accordance with the Indenture;
(vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $10,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded, or annulled for 30 days after notice given in accordance with the Indenture; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest to such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes, subject to certain limitations.

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify to the Trustee, along with the written request by the holders of not less than 25% in principal amount of the outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to convert such Notes.

     The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Note when due, (ii) a failure by the Company to convert any Notes into Common Stock or (iii) in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

     The Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observation of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default.

CONSOLIDATION, MERGER OR ASSUMPTION

     The Company may, without the consent of the holders of Notes, consolidate with, merge into, or transfer all or substantially all of its properties to any other corporation organized under the laws of the United States or any political subdivision thereof or therein, provided that the successor corporation assumes all obligations of the Company under the Indenture and the Notes and that certain other conditions are met.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, impair or change in any respect adverse to the holders of Notes the obligation of the Company to make repurchase of any Note upon the happening of a Designated Event, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair or change in any respect adverse to the holder of the Notes the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

REGISTRATION RIGHTS

     The Company has filed a Shelf Registration Statement on Form S-3 of which this Prospectus is a part (the "Shelf Registration Statement") pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Company agreed to use its best efforts to cause the Shelf Registration Statement to become effective as promptly as is practicable and to keep such Shelf Registration Statement effective until the earlier of such date that is three years after the latest date of original issuance of any of the Notes or until the Shelf Registration Statement is no longer required for the transfer of any Notes or shares of Common Stock issuable upon conversion of the Notes (the "Securities"). The Registration Rights Agreement provides that the Company will cause the Shelf Registration Statement to be declared effective by the Commission on or prior to June 6, 1996. If the Shelf Registration Statement has not been declared effective by the Commission on or prior to June 6, 1996, or the Shelf Registration Statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional Shelf Registration Statement filed and declared effective) for a period of time which shall exceed 90 days in the aggregate per year (either such event constituting a "Registration Default"), the Company will pay liquidated damages to each holder of Securities during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, $0.01 per week per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock issued upon conversion of the Notes held by such holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes or $0.01 per week per share (subject to adjustment as set forth above) of Common Stock issued upon conversion of the Notes for each subsequent 90-day period until the applicable Registration Statement is filed, the applicable Registration Statement is declared effective and becomes available for effecting sales of securities, or the Shelf Registration Statement again becomes effective and becomes available for effecting sales of securities, as the case may be, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes or $0.05 per week per share (subject to adjustment as set forth above) of Common Stock. Following the cure of a Registration Default, liquidated damages will cease to accrue with respect to such Registration Default. The Company will provide to each registered holder of Securities copies of this Prospectus, notify each registered holder when the Shelf Registration Statement of which this Prospectus is a part has become effective, and take certain other actions as are required to permit unrestricted resales of the Securities. A holder who sells the Securities pursuant to the Shelf Registration Statement generally will be required to be named as a Selling

Securityholder in this Prospectus (or in a supplement thereto) and to deliver this Prospectus (containing such supplement, if applicable) to purchasers, and each such holder will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

     The specific provisions relating to the registrations described above are contained in the Registration Rights Agreement.

TAXATION OF NOTES

     See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of Notes.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

     During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree and care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture contains limitations of the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim or otherwise.


                         DESCRIPTION OF CAPITAL STOCK

     The Company has authorized capital stock consisting of 75,000,000 shares of Common Stock, par value $0.10 per share, of which 34,352,461 shares were outstanding as of April 29, 1996, and 5,000,000 shares of Preferred Stock, par value $0.10 per share, none of which were outstanding as of March 29, 1996. The Company also has outstanding from time to time options and/or warrants to purchase shares of Common Stock. See the Notes to the Consolidated Financial Statements incorporated by reference herein.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held of record and is entitled to dividends as declared from time to time by the Board of Directors out of assets legally available therefor. Outstanding shares of Common Stock are not subject to redemption and are non-assessable. Upon any liquidation of the Company, the owners of Common Stock are entitled to receive on a pro-rata basis all assets then legally available for distribution after satisfaction of any liquidation preference to which holders of outstanding shares of preferred stock may be entitled. The holders of Common Stock do not have any conversion, cumulative voting, subscription or preemptive rights.

PREFERRED STOCK

     Of the 5,000,000 shares of preferred stock which are authorized, 1,538,462 shares have been designated "Series A Convertible Preferred Stock" with certain conversion rights, liquidation preferences and voting rights. So long as at least 769,231 shares of the Series A Convertible Preferred Stock are outstanding, the holders thereof are entitled to elect a majority of the Company's Board of Directors. The remaining authorized shares of preferred stock may be issued from time to time in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of Directors, without obtaining shareholder approval, could issue the preferred stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of Common Stock and adversely affect the market price of such stock. The Company has no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. The Company in the future may elect not to be governed by Section 203 by means of an amendment to the Company's Restated Certificate of Incorporation or By-laws that has been approved by stockholders holding a majority of its outstanding voting securities.

     The Company's Restated Certificate of Incorporation provides that a merger, consolidation or sale of all or substantially all of the assets of the Company or any sale by the Company of its securities having a fair market value of at least $250,000 requires the approval of the holders of at least 75% of the outstanding shares of the Company's Common Stock and 50% of any outstanding shares of NABI Series A Convertible Preferred Stock (so long as the holders of the Series A shares have the right to elect a majority of the Board of Directors), unless the transaction is approved by the Board of Directors and provided that, if the transaction is with a person which owns at the time five percent or more of the outstanding shares of Common Stock, a majority of the members of the Board of Directors voting for the approval of the transaction have been duly elected and acting members of the Board of Directors prior to the time such person became the holder of five percent or more of the outstanding shares of Common Stock.

     The Company's Board of Directors believes that the provisions described above will help assure that all the Company's stockholders will be treated similarly if certain kinds of business combinations are proposed. However, these provisions also may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of the Company, and may make it more difficult to accomplish certain transactions that are opposed by the incumbent Board of Directors and that could be beneficial to stockholders.

LIMITATION OF LIABILITY

     As permitted by the DGCL, the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in this offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

CONVERSION OF NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of NABI's current earnings and profits as of the end of the taxable year to which the constructive distribution relates and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of NABI, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of NABI's current earnings and profits as of the end of the taxable year to which the constructive distribution relates and/or accumulated earnings and profits.

MARKET DISCOUNT

     Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, is likely to carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

     Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "--Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACK-UP WITHHOLDING

     A holder of Notes or Common Stock may be subject to "back-up withholding" from a reportable payment at a rate of 31 percent if, among other things, (i) the holder fails to furnish a social security number or other taxpayer identification number ("TIN") to NABI certified under penalties of perjury within a reasonable time after the request therefor; (ii) the IRS notifies NABI that the TIN furnished by the holder is incorrect; (iii) the IRS notifies NABI that backup withholding should be commenced because the holder has failed to properly report interest or dividends; or (iv) when required to do so, the holder fails to certify under penalties of perjury that such holder is not subject to backup withholding or that the TIN provided to NABI is correct. Reportable payments include interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. A holder who does not provide NABI with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

     NABI will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.


                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes and the shares of Common Stock being offered hereby will be passed upon by Nutter, McClennen & Fish, LLP, Boston, Massachusetts, counsel to the Company.


                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of NABI for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                    INTERESTS OF NAMED EXPERTS AND COUNSEL

     Constantine Alexander, a partner in the law firm Nutter, McClennen & Fish, LLP, also serves as Secretary of the Company.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offering to which this Registration Statement relates, other than commissions, are to be borne by the Company and are estimated as follows:

     Securities and Exchange Commission
     Registration Fee.........................................      $27,759.00

     Accounting Fees..........................................        5,000.00

     Legal Fees...............................................       10,000.00

     Printing Expenses........................................        3,000.00

     Miscellaneous Expenses...................................        4,241.00

     Total....................................................      $50,000.00
                                                                     =========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's By-laws, as amended and restated, provide for indemnification of officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The provisions of Article VII of the Company's By-laws constitute a contract of indemnification between the Company and its officers and directors. Article 7.08 of the Company's By-laws permits the Company to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Article 7.01. The Company provides officers' and directors' liability insurance for its officers and directors.

     The Company has entered into indemnification agreements with each of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

     The Company and the Selling Securityholders have agreed to indemnify each other and each other's controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this Registration Statement.

ITEM 16.  LIST OF EXHIBITS.

Exhibit No.
- -----------

    4.1       -     Indenture dated as of February 1, 1996, between NABI and
                    State Street Bank and Trust Company, as trustee
                    (Incorporated by reference to NABI's Annual Report on Form
                    10-K for the year ended December 31, 1995).

    4.2       -     Registration Rights Agreement dated as of February 1, 1996, between NABI and Robertson, Stephens & Company LLC and
                    Raymond James & Associates, Inc. (Incorporated by reference to NABI's Annual Report on Form 10-K for the year ended
                    December 31, 1995).

   +5         -     Opinion Letter of Nutter, McClennen & Fish, LLP.

  +12         -     Statements Concerning Computation of Ratios.

  +23.1       -     Consent of Price Waterhouse LLP.

  +23.2       -     Consent of Nutter, McClennen & Fish, LLP (contained in
                    Exhibit 5 hereto).

  +24         -     Power of Attorney (contained on Page II-4 of the
                    Registration Statement).

  +25         -     Statement of Eligibility of Trustee.

_____________________

+    Filed previously.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on this 3rd day of May, 1996.

                                          NABI


                                          By:  /s/ Alfred J. Fernandez
                                              ----------------------------------
                                              Alfred J. Fernandez
                                              Senior Vice President and
                                              Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.



           SIGNATURES                   TITLE                         DATE
           ----------                   -----                         ----
 /s/ David J. Gury *            Chairman of the Board, President,  May 3, 1996
- -----------------------------
     David J. Gury               Chief Executive Officer

 /s/ Alfred J. Fernandez       Senior Vice President,              May 3, 1996
- -----------------------------
     Alfred J. Fernandez         Chief Financial Officer

 /s/ Lorraine M. Breece *       Chief Accounting Officer           May 3, 1996
- -----------------------------
     Lorraine M. Breece

 /s/ John C. Carlisle*         Executive Vice President,          May 3, 1996
- -----------------------------    Chief Operating Officer,
     John C. Carlisle            Director

 /s/ Joseph C. Cook, Jr.*      Director                           May 3, 1996
- -----------------------------
     Joseph C. Cook, Jr.

 /s/ Richard A. Harvey, Jr.*   Director                           May 3, 1996
- -----------------------------
     Richard A. Harvey, Jr.

 /s/ David L. Castaldi*        Director                           May 3, 1996
- -----------------------------
     David L. Castaldi


                               Director                           May  __, 1996
- -----------------------------
     David A. Thompson

 /s/ Paul Bogikes*             Director                           May 3, 1996
- -----------------------------
     Paul Bogikes

 /s/ George W. Ebright*        Director                           May 3, 1996
- -----------------------------
     George W. Ebright

 /s/ Brian H. Dovey*           Director                           May 3, 1996
- -----------------------------
     Brian H. Dovey

* By: /s/ Alfred J. Fernandez
     ------------------------
          Alfred J. Fernandez
          Attorney-in-fact

Powers of attorney have been filed
with this Registration Statement